UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission file number: 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

37A Avenue J.F. Kennedy

L-1855, Luxembourg

Grand Duchy of Luxembourg

Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GLOBANT S.A.

FORM 6-K

Globant S.A. (“we,” “us,” “our” or the “registrant”) is filing under the cover of Form 6-K the following:

Exhibit 99.1	Condensed interim consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2021 and 2020.

Exhibit 99.2	Supplemental Disclosure.

Exhibit 99.3	Selected Investor Presentation Slides.

Exhibit 99.4	Amended Articles of Association dated May 17, 2021.

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations as of and for the three months ended March 31, 2021.

The information in this report supplements information contained in our Annual Report on Form 20-F for the year ended December 31, 2020 (File No. 001-36535), filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2021 (our “2020 Form 20-F”).

This Report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statement on Form F-3ASR (File No. 333-225731).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ JUAN IGNACIO URTHIAGUE
Name: Juan Ignacio Urthiague
Title: Chief Financial Officer

Date: May 24, 2021

Date: May [19], 2021